                                                     FILED BY YELLOW CORPORATION
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                      AND DEEMED FILED PURSUANT TO RULE 14a-12 AND RULE 14d-2(b)
                                          OF THE SECURITIES EXCHANGE ACT OF 1934

                                             SUBJECT COMPANY: YELLOW CORPORATION
                                                    COMMISSION FILE NO.: 0-12255

                                            SUBJECT COMPANY: ROADWAY CORPORATION
                                                  COMMISSION FILE NO.: 000-32821

FORWARD-LOOKING STATEMENTS

Certain statements made herein (and oral statements made regarding the subjects of this filing, including in the transcripts contained herein) contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "expect," "will," "look forward to" and similar expressions are intended to identify forward-looking statements.

The expectations set forth in this filing regarding accretion, returns on invested capital, achievement of annual savings and synergies, achievement of strong cash flow, sufficiency of cash flow to fund capital expenditures and achievement of debt reduction targets are only the parties' expectations regarding these matters. Actual results could differ materially from these expectations depending on factors such as the combined company's cost of capital, the ability of the combined company to identify and implement cost savings, synergies and efficiencies in the time frame needed to achieve these expectations, prior contractual commitments of the combined companies and their ability to terminate these commitments or amend, renegotiate or settle the same, the combined company's actual capital needs, the absence of any material incident of property damage or other hazard that could affect the need to effect capital expenditures, any unforeseen merger or acquisition opportunities that could affect capital needs, the costs incurred in implementing synergies and the factors that generally affect both Yellow's and Roadway's respective businesses as further outlined in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in each of the companies' respective Annual Reports on Form 10-K for the year ended December 31, 2002. Yellow's plans regarding the maintenance of the separate Yellow and Roadway brands and networks, the continuation of the Roadway headquarters as a major operational center, the focus on administrative and back office synergies and workforce rationalizations are only its current plans and intentions regarding these matters. Actual actions that the combined company may take may differ from time to time as the combined company may deem necessary or advisable in the best interest of the combined company and its shareholders to attempt to achieve the successful integration of the companies, the synergies needed to make the transaction a financial success and to react to the economy and the combined company's market for its transportation services.

ADDITIONAL INFORMATION

Yellow and Roadway will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Yellow free of charge by requesting them in writing from Yellow or by telephone at (913) 696-6100. You may obtain documents filed with the SEC by Roadway free of charge by requesting them in writing from Roadway or by telephone at (330) 384-1717. Yellow and Roadway, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Yellow and Roadway in connection with the merger. Information about the directors and executive officers of Yellow and their ownership of Yellow stock is set forth in the proxy statement for Yellow's 2003 Annual Meetings of Stockholders. Information about the directors and executive officers of Roadway and their ownership of Roadway stock is set forth in the proxy statement for Roadway's 2003 Annual Meeting of Stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

The following documents are filed herewith pursuant to Rule 425 under the Securities Act of 1933:

o Letter, dated July 8, 2003, to employees of Yellow and Roadway regarding announcement of the business combination.

o Letter, dated July 8, 2003, to customers of Yellow and Roadway regarding announcement of the business combination.

o Frequently Asked Questions posted on Yellow's and Roadway's web sites regarding the business combination.

o Transcript of analyst conference call, which was webcast on July 8, 2003, with certain members of management of Yellow and Roadway discussing the business combination.

o Transcript of video interview of Bill Zollars and Jim Staley provided to employees of Yellow and Roadway on July 9, 2003.


                                      ***

MASTER EMPLOYEE LETTER

July 8, 2003

To All Yellow and Roadway Employees:

Today we have announced a very significant development that affects the future of both our companies and builds on our shared heritage as leaders in the transportation industry: Yellow will be acquiring Roadway, creating a combined company called Yellow-Roadway Corporation. The name symbolizes a partnership that will benefit customers, shareholders, and employees.

Here are the key facts that you should know:

INVESTING IN AND BUILDING THE BRANDS OF BOTH BUSINESSES
Central to this transaction is the fact that we will invest in and build the powerful brands of both our businesses. Over the years, both Yellow and Roadway have developed portfolios of some of the strongest and most widely-recognized brands in the industry: Yellow Corporation includes Yellow Transportation and Meridian IQ, and Roadway Corporation encompasses Roadway Express, New Penn Motor Express and Reimer Express Lines. We are committed to growing and expanding all of the brands of our combined company as we move forward.

OVERLAND PARK AND AKRON
While Overland Park, Kansas will be the location of our combined company's headquarters, the Roadway headquarters facility in Akron, Ohio will remain a major center of operations.

BENEFITS FOR CUSTOMERS
The customer relationships that both Yellow and Roadway have developed over the years are key to our continuing success, and should be continued without changes. We will continue to serve customers according to our usual standards of excellence, and under the same terms and conditions. As we move forward, we will be implementing best practices, adopting the best technologies and continually enhancing the value we can bring to our customers in multiple ways.

MINIMAL EMPLOYEE DISPLACEMENT AMONG FIELD SALES & OPERATIONS
We expect minimal employee displacement among Field Sales & Operations people at either company. Synergy teams will be looking primarily at reducing administrative costs and identifying duplicative areas within our two organizations.

You should know that workforce decisions will be made based on best practices and expertise, irrespective of company affiliation of our employees, who will become part of a larger enterprise that is well positioned for profitable growth, with a stable work environment and avenues for job growth.

A SHARED TEAMSTER HERITAGE
Both Yellow and Roadway have a shared tradition as Teamster companies, and both companies are committed to continuing this tradition. We are proud of the cooperative relations we have with the Teamsters, and we appreciate the union's support as we move ahead in this transaction.

MASTER EMPLOYEE LETTER

A VICTORY FOR ALL OF US
Importantly, all of this means that this transaction is not about winners or losers. We are uniting two strong companies with shared values and common goals to create an even stronger business, strengthening our position in the competitive domestic and global transportation market.

The long-term success that we have positioned for ourselves, working together, is a reflection of the critical strengths that each side has brought to this combination. And that makes this transaction a victory for all employees, Yellow and Roadway, union and non-union.

NEXT STEPS:  A COMMITMENT TO CONTINUING COMMUNICATIONS WITH YOU
As we move through the next several months, we will be communicating regularly with you regarding our progress. Our next steps will be to file a registration and proxy statement with the Securities and Exchange Commission, seek regulatory approvals from government agencies and hold shareholder votes for both companies to approve the transaction. Importantly, please keep in mind that no changes will take place until the transaction closes.

We know that you will have many questions and we will do our best to answer them over the coming days and weeks. Both management teams of Yellow and Roadway are looking forward to working closely together to engineer a smooth transition. Most importantly, we remain focused on continuing to serve our customers and building value for shareholders as we advance together. We have the right strategy, the right partner, and the right brands at the right time. Thank you for your support, dedication and hard work. Our success has been based on your achievements.

Sincerely,



Bill Zollars                        Jim Staley

MASTER CUSTOMER LETTER

To Our Valued Customers:

We're very pleased to tell you about an exciting new development for the customers of Yellow Corporation and Roadway Corporation: On July 8th, 2003, Yellow and Roadway announced that we will be combining as one company, to be known as Yellow-Roadway Corporation. The transaction is expected to close by the end of this year.

We realize that you may have questions, and we wanted to take this opportunity to answer as many of them as possible by stressing the following key facts:

- WE WILL CONTINUE TO INVEST IN AND BUILD THE BRANDS OF BOTH BUSINESSES. The combination of Yellow and Roadway brings together two strong companies which both possess portfolios of the most widely-recognized brands in the industry: Yellow Corporation includes Yellow Transportation and Meridian IQ, and Roadway Corporation encompasses Roadway Express, New Penn Motor Express and Reimer Express Lines. We are committed to growing and expanding all of the brands of our combined company as we move forward.

- THERE WILL BE NO CHANGES IN CUSTOMER SERVICE OR INTERFACE. We will continue to serve you according to our usual standards of excellence, and under the same terms and conditions. It is business as usual at Yellow and Roadway, and you should continue to work with your usual Yellow or Roadway contact.

- GOING FORWARD, CHANGES THAT WILL TAKE PLACE WILL BE POSITIVE FOR OUR CUSTOMERS. As we move forward, we will be implementing best practices, adopting the best technologies and continually enhancing the value we bring to our customers in multiple ways.

In short, we have a continuing commitment to superior customer service. Although the scale and scope of our business has increased, our focus on providing you with the highest levels of service remains unchanged.

If you have any questions or would like further information about the combination of our companies, please go to www.yellow.com/yellow-roadway, or www.roadwaycorp.com/yellow-roadway. You should also feel free to contact your usual Yellow or Roadway representative.

Sincerely,




[Name]

                                      FAQS

1.)  WHAT ARE THE DETAILS OF THIS TRANSACTION? HOW IS THIS TRANSACTION
     STRUCTURED?

     Yellow Corporation and Roadway Corporation, two of the most widely recognized brand names in the transportation industry, today announced they have entered into a definitive agreement under which Yellow Corporation will acquire Roadway Corporation for approximately $966 million, or $48 per share (based on a fixed exchange ratio and a 60-day average price per share of $24.95 for Yellow common stock in a half cash, half stock transaction). This represents a 49 percent premium for Roadway shares based on the 60-day average closing price of Roadway stock. Yellow Corporation will also assume an expected $140 million in net Roadway indebtedness, bringing the enterprise value of the acquisition to approximately $1.1 billion.

2.) WHAT IS THE STRATEGIC RATIONALE FOR THIS TRANSACTION? WHY IS THIS A GOOD TRANSACTION FOR YELLOW? WHY IS THIS GOOD FOR ROADWAY?

     The complementary operations and capabilities of Yellow and Roadway provide the combined company with the increased scale, strong financial base, and market reach necessary to increase shareholder value and enhance customer service. Specifically, this transaction will allow Yellow-Roadway to:

     - Strengthen its position in the highly competitive domestic and global transportation marketplace;
     -    Continue to invest in and grow the brands of both businesses;
     -    Implement best practices over a broader customer base;
     - Leverage service capabilities and technologies for the benefit of customers;
     - Introduce non-asset-based transportation management services to Roadway customers.

3.)  WHAT WILL BE THE NAME OF THE COMBINED COMPANY?

     Yellow-Roadway

4.)  WHEN IS THIS TRANSACTION EXPECTED TO CLOSE?

     This transaction is expected to close by the end of this calendar year.

5.)  WHY IS NOW THE RIGHT TIME TO COMBINE?

     We are creating value for shareholders, enhanced service and reach for customers, and greater opportunities for our employees. From increased scale and greater efficiencies, to long-term growth and financial strength, this is the right transaction at the right time with the right partner.

6.) ON WHICH STOCK EXCHANGE WILL THE COMBINED COMPANY'S SHARES TRADE? WHAT WILL BE THE TICKER SYMBOL OF THE COMBINED COMPANY?

     We are in the process of determining these details, and we will communicate new information as soon as possible.

7.)  WHAT IS THE TRANSACTION SUBJECT TO?

     The transaction is subject to the approval of the shareholders of both companies, the successful completion of the financing of the cash portion of the purchase price as well as the refinancing of certain existing debt facilities of both companies and customary regulatory approvals including the expiration or termination of the waiting period pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. Subject to the successful completion of these events, the transaction is expected to close in the fourth quarter of 2003.

8.)  WILL THERE BE CHANGES TO THE BOARD FOLLOWING COMPLETION OF THIS
     TRANSACTION?

     Three members of the Roadway Board of Directors will join the Board of Yellow-Roadway - Frank P. Doyle, John F. Fiedler, and Phillip J. Meek.

9.)  WHO WILL BE CHAIRMAN AND CEO?

     Bill Zollars, currently chairman, president, and chief executive officer of Yellow, will be chairman, president, and chief executive officer of the combined company. James D. Staley, currently president and chief executive officer of Roadway, will continue to lead Roadway, which will be an operating entity under the Yellow-Roadway holding company.

10.) WILL THE HEADQUARTERS OF YELLOW-ROADWAY BE IN OVERLAND PARK? IF SO, WHAT
     WILL HAPPEN TO THE AKRON OPERATIONS?

     The corporate headquarters of the combined company will be in Overland Park. However, the Roadway headquarters facility in Akron will remain a major center of operations.

11.) HOW WILL YELLOW-ROADWAY RANK IN SIZE RELATIVE TO THE U.S. TRANSPORTATION
     MARKET AND COMPETITION FOLLOWING THIS TRANSACTION?

     The combined enterprise, which will be known as Yellow-Roadway Corporation, will be one of the largest transportation service providers in the world, with the ability to move shipments domestically and internationally. Yellow-Roadway will be the largest U.S.-based transportation service provider with a focus on big shipments for business-to-business customers. The combined revenue of both companies for the twelve months ending the first quarter of 2003 was nearly $6 billion.

12.) WHERE ARE THE OPPORTUNITIES FOR SYNERGIES AND COST SAVINGS? HOW MUCH DO YOU
     HOPE TO ACHIEVE IN SYNERGIES?

     Our synergy teams are focused on reducing administrative costs, creating efficiencies, and identifying duplicative areas within our two organizations.

     Annual synergies of $45 million should be achieved by the end of the second year. By year five annual synergies could be in excess of $125 million.

13.) WILL FACILITIES BE CLOSED OR CONSOLIDATED AS A RESULT OF THIS TRANSACTION?
     WILL THERE BE LAYOFFS AS A RESULT OF THIS TRANSACTION? IF SO, WHEN AND HOW MANY?

     Our synergy teams are focused on reducing administrative costs, creating efficiencies, and identifying duplicative areas within our two organizations. We expect minimal employee displacement among Field Sales & Operations at either company. Among other employee groups, all decisions are expected to be made based on best practices and expertise, irrespective of company affiliation.

14.) HOW MUCH ROADWAY CORPORATION DEBT IS YELLOW CORPORATION ASSUMING?

     Yellow Corporation will assume an expected $140 million in net Roadway indebtedness.

15.) WHEN WILL THIS TRANSACTION BE ACCRETIVE TO EARNINGS?

     Yellow Corporation expects the transaction to be accretive after the first year.

16.) HOW WILL THIS TRANSACTION BENEFIT CUSTOMERS? HOW WILL CUSTOMER SERVICE BE
     AFFECTED BY THIS TRANSACTION?

     We will continue to serve customers according to our usual standards of excellence, and under the same terms and conditions. As we move forward, we will be implementing best practices, adopting the best technologies and continually enhancing the value we can bring to our customers in multiple ways.

17.) WHAT ARE THE BENEFITS OF THIS TRANSACTION FOR YELLOW AND ROADWAY EMPLOYEES?

     Employees - Yellow and Roadway, union and non-union - will become part of a larger and stronger enterprise well positioned for profitable growth. This transaction creates an enterprise with a stable work environment as well as avenues for job growth.

18.) WILL THERE BE LAYOFFS AS A RESULT OF THIS TRANSACTION? IF SO, WHEN AND HOW
     MANY?

     Our synergy teams are focused on reducing administrative costs, creating efficiencies, and identifying duplicative areas within our two organizations. We expect minimal employee displacement among Field Sales & Operations at either company. Among other employee groups, all decisions are expected to be made based on best practices and expertise, irrespective of company affiliation.

19.) WHEN WILL EMPLOYEES KNOW MORE?

     As we move through the next several months, we will be communicating regularly with employees regarding our progress through the transaction process. We will do our best to answer all questions over the coming days and weeks. Both management teams of Yellow and Roadway are looking forward to working closely together to engineer a smooth transition. Most importantly, we remain focused on continuing to serve our customers and building value for shareholders as we advance together.

20.) HOW WILL THIS TRANSACTION AFFECT THE COMPANIES' RELATIONS WITH THE
     TEAMSTERS?

     Both Yellow and Roadway have a shared tradition as Teamster companies, and both companies are committed to continuing this tradition. We are proud of the cooperative relations we have with the Teamsters, and we appreciate the union's support as we move ahead in this transaction.

21.) HOW DOES THE TRANSACTION PROCESS MOVE FORWARD FROM HERE?

     Our next steps will be to file a registration and proxy statement with the Securities and Exchange Commission, seek regulatory approvals from government agencies and hold shareholder votes for both companies to approve the transaction. Importantly, please keep in mind that no changes will take place until the transaction closes. We will be communicating new developments with our key stakeholders as we move forward.

                                                              YELLOW CORPORATION
                                                       Moderator: Steve Bruffett
                                                          07-08-03/10:00 a.m. CT
                                                           Confirmation # 754635
                                                                          Page 1





                               YELLOW CORPORATION

                            MODERATOR: STEVE BRUFFETT
                                  JULY 8, 2003
                                  10:00 A.M. CT



Operator: Good day and welcome to the Yellow Corporation conference call.
         Today's call is being recorded.

         At this time, I'd like to turn the call over to Stephen Bruffett, Treasurer of Yellow Corporation.

Steve Bruffett: Thank you, (Tracy). Good morning. And thank you for joining us on this conference call to discuss today's announcement. During the first part of this call, Bill Zollars, our Chairman, President and CEO of Yellow Corporation will discuss the strategic rationale behind the acquisition of Roadway as well as the financial details. During the second part of the call, Jim Staley, President and CEO and J. Dawson Cunningham, Executive Vice President and CFO of Roadway Corporation will discuss Roadway's second quarter earnings. There will be a time for questions-and-answers after each part of the call.

         As a reminder, this call is being recorded and Webcast -- excuse me, it's not being Webcast, just recorded.

         In addition, investors and analysts are invited to come to the St. Regis Hotel at 4:30 this afternoon, that's eastern time for further discussion of the acquisition with Mr. Zollars and Mr.

                                                              YELLOW CORPORATION
                                                       Moderator: Steve Bruffett
                                                          07-08-03/10:00 a.m. CT
                                                           Confirmation # 754635
                                                                          Page 2

         Staley. While we hope that many of you will attend, that meeting will also be Web cast for those who are interested but can't be there in person.

         During our conference call today, we'll make certain forward-looking statements regarding our outlook on various matters and our plans for the transaction and combined company. Our outlook for these forward-looking statements are subject to various risk factors. We will try to highlight these risk factors as we make these forward-looking statements. However, the format of the call prevents a more thorough discussion of these risk factors. For a full discussion of these risk factors, please refer to both Yellow Corporation's and Roadway Corporations annual report, 10-K, 10-Q and in particular, the forward-looking disclosure in the news release announcing the transaction.

         With that, I'd like to turn the call over to Mr. Zollars.

Bill Zollars: Thanks, Stephen. And welcome to the first ever Yellow Roadway conference call. This is being Webcast as well as recorded. Let me start with a comment that you're going to hear from us often and that is that we feel that this is the right strategy with the right partner, the right brand and at the right time. And I want to just take a second to talk about each one of those.

         From a strategy standpoint, this an extension of the strategy that we've had at yellow for the last six year which is to build a leader in global transportation services. The partner is the right partner because Roadway is a very well respected, well run company in really great operating condition and that's important. In addition, as you'll hear from Jim Staley in a second, they also agree that this is the right strategy.

         In terms of the right brands, we've got two of the best acknowledged brands in the marketplace. And this acquisition will change nothing there. We're going to continue to invest and grow these brands. There will be no change in the way these brands go to market. So the customer

                                                              YELLOW CORPORATION
                                                       Moderator: Steve Bruffett
                                                          07-08-03/10:00 a.m. CT
                                                           Confirmation # 754635
                                                                          Page 3

         interface will stay as it is. And we will continue with both Yellow and Roadway on a go forward basis from an operating standpoint with no change.

         The timing of this acquisition we think is right for a number of reasons. We have two companies that are operating very well at this time. And it's always better to do things when you don't have to. We think that we're on the verge of an economy recovery. We also have a brand new five year Teamster agreement which makes the timing right. And the debt markets have never been more attractive. So for those reasons and some others, we think the timing is right.

         The deal, as you probably know, is an offer of $48 per share, 50 percent cash and 50 percent stock. Roadway shareholders are going to receive 0.962 shares of Yellow stock for every share they own. We'll get in to some more details on the caller and the walk away agreement here in a second if you're interested, but it's a 15 percent caller, and a 33-and-a-third percent walk way right.

         We would expect accretion within 12 months of closing. And we expect this to close before the end of the year. The accretion needed or the synergies needed I should say if you have an accretive deal are in the neighborhood of $30 million. That's very important, because what it says is on a $6 billion business base, we don't need to have tremendous synergies to make this deal make sense, and that's another reason why we think this is the right strategy with the right partner, the right brands and the right time.

         As you saw in our press release, we would expect the synergies on the cost side to be between 45 and 125 million. Those are very conservative numbers. We feel very confident in those. And with that kind of cost saving, we will generate accretion within 12 months.

         We have committed financing in place. And we have three directors from the Roadway Corporation board that will be joining us to give us a good balance going forward. And we will

                                                              YELLOW CORPORATION
                                                       Moderator: Steve Bruffett
                                                          07-08-03/10:00 a.m. CT
                                                           Confirmation # 754635
                                                                          Page 4

         have return on capital greater than the cost of capital, again, within the one year time frame we're talking about.

         The $48 share price, we think, is a fair value for Roadway. It wasn't too long ago that Roadway was trading about $40. And in looking at the go forward projections, we feel that $48 is a very fair value for the company.

         Because it's very important to us to have Roadway as excited about this deal as we are. I want Jim Staley, just to take a minute and talk about the perspective on this deal from the Roadway standpoint. Jim.

Jim Staley: Thank you, Bill. This is indeed a significant day for the Roadway shareholders and employees. Our shareholders have been well served by this transaction. We intend to work very hard to make sure that the investment proves to be a sound one for the shareholders of Yellow Corp and the future shareholders of Yellow Roadway.

         We are excited about the possibilities for the new Yellow Roadway Corporation. But I want to assure our employees that we are committed to a future for you that's even more secure than the present. This event has been unsettling to our employees, I'm sure. But we should be optimistic about what we can accomplish together as Yellow Roadway. We are two excellent companies that have competed very well in the marketplace. We will continue to compete in the marketplace, but we will also have the satisfaction of knowing that we have a very strong parent organization behind us prepared to invest in the offerings that each of the companies have.

         So we're excited about being part of Yellow Roadway and looking forward to the days ahead.

                                                              YELLOW CORPORATION
                                                       Moderator: Steve Bruffett
                                                          07-08-03/10:00 a.m. CT
                                                           Confirmation # 754635
                                                                          Page 5


Bill Zollars: Thanks, Jim. We think that this acquisition puts the new company in a very strong competitive position in the marketplace. And one that will allow us to continue to grow both businesses very aggressively and continue to expand the reach of Yellow Roadway.

         That's about all I had to say in terms of prepared remarks. We'd be happy now to open it up to questions and deal with anything you have.

Operator: If you wish to ask a question at this time, you may press star then the number one on your touch-tone phone. We'll pause a moment. Again if you wish to ask a question, you may press star then the number one on your touch-tone phone. If you no longer wish to ask your question, simply press star nine.

         Your first question comes from (Ed Wolfe) of Bear Stearns.

(Ed Wolfe): Yes, hey Bill.

Bill Zollars: Hi, (Ed).

(Ed Wolfe): Hey, Jim congratulations.

Jim Staley: Thank you.

(Ed Wolfe): Can you talk a couple of things. One have you -- I know it hasn't been announced very long, but have you talked with any customers? And do you have a sense in your own head, you know, historically mergers customer retention doesn't pan out the way you hope. You know, as you get bigger one plus one on a customer list doesn't quite equal two. What's your sense of how many - - what percentage of the customer base of the two you'll be able to keep? And why should this one be different than others? That's our first question.

                                                              YELLOW CORPORATION
                                                       Moderator: Steve Bruffett
                                                          07-08-03/10:00 a.m. CT
                                                           Confirmation # 754635
                                                                          Page 6

Jim Staley: OK. Let me take a crack at it and then I think Jim will probably want to add something here. But, you know, one of advantages of this acquisition is that we can be very thoughtful about any changes that we make because we don't have to slam these companies together to get the kind of synergies we need for accretion.

         And what that really means is we're not going to do anything to the customer base on either side. Both of these brands are very strong. Both brands have very loyal customers. And the companies have been successful as a result of that. So we do not expect there to be, as a result of this acquisition, any change in the relationship between the customer and either one of the companies. And as a result of that, feel fairly confident that the customers will continue to do business with these companies. Jim, do you want to ...

Jim Staley: Yes, we certainly have many competitors in the marketplace, other than the respective competition we get from yellow or roadway. And our intention is to put best practices at work in both of the companies to give the customer the best possible experience that he or she can have. So I think we have an opportunity to do a great job on surfacing best practices, applying excellent technology between the two companies. I don't think we have a fear in that regard, so there is an opportunity to give the customer even more than what he has today.

(Ed Wolfe): Roughly, what percentage of your customer base overlaps right now?

Jim Staley: You know, it's not as big a percentage as you might think, (Ed).
         And, you know, it's difficult to answer that question with one specific number because there are so many ways to measure that. But the look that we've had at it would indicate that probably about 30 percent.

(Ed Wolfe): Thirty percent of the customers or the revenue?

                                                              YELLOW CORPORATION
                                                       Moderator: Steve Bruffett
                                                          07-08-03/10:00 a.m. CT
                                                           Confirmation # 754635
                                                                          Page 7

Jim Staley: Thirty percent of the customers.

(Ed Wolfe): OK. And just a separate question, Yellow just got out of the regional LTL markets spitting out (STST). Now you've inherited, if this merger goes through, New Penn, what would be your plans or your visions for that going forward?

Jim Staley: Well, New Penn is a very good company with a proven track record.
         And Roadway is pursuing the next business, Roadway Corporation through New Penn and we don't see any change in that. Yellow will continue to pursue entry in to the next day market through the existing network as we had announced earlier this year. So we'll be continuing along the same strategy.

(Ed Wolfe): OK. And Bill, you mentioned that you had some financing in line. Is there any more details to what that entails?

Bill Zollars: Well we can get a lot more detail on the financing a little bit down the road, (Ed) but we're not quite there yet.

(Ed Wolfe): OK. And then last thing, and I'll let someone else have at it. You mentioned in your comments that you were optimistic about the economy. Is there anything you're seeing in the last several weeks to give you, you know, concrete, you know, view of that? And if so, what is it?

Bill Zollars: Yes, I think, you know, from a Yellow standpoint, the volumes we're seeing particularly out of the manufacturing base customers look pretty good. They look like early indications of recovery. And I think the weak dollar, as I said before, is having an impact on that. So -- now hopefully that's a harbinger of good things to come.

(Ed Wolfe): When did you start to see that feel better?


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Bill Zollars:  Well about six to eight weeks ago, now.

(Ed Wolfe): And other things like retail, are you seeing anything better or worse or the same?

Bill Zollars: You know, retail has been about the same at Yellow. I mean and Jim can talk a little bit about this because I now Roadway has a little different customer mix and maybe seeing a little bit different activity level. But our activity level has been pretty similar on the retail side with an incremental up tick on the manufacturing side. Jim from a Roadway standpoint.

Jim Staley: Yes, our view is pretty consistent with what we've said in the past, and what we said earlier in the quarter, that things do remain fairly flat for us. And we can talk about that later in our earnings portion of the call, but pretty flat from our point-of-view.

(Ed Wolfe): OK. Thanks a lot. I'll see you guys at 4:30.

Bill Zollars: OK, (Ed). Thanks.

Operator: Your next question comes from (Dan Moore) with (Stephens
         Incorporated).

(Dan Moore): Good morning, guys.

Bill Zollars: Hi, (Dan).

(Dan Moore): Just curious, if you could talk to us a little bit about valuation.
         What led you to that $48 target?

Bill Zollars: Sure. There were there principal things there. One is, you know, looking at the going forward income stream for Roadway was a major part of the valuation obviously. We also looked


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         at accretion in the deal, and we looked at return on committed capital.
         And the three of those combined allowed us to reach the valuation that we did.

         We really think Roadway is undervalued in the market right now, and I'm sure that Jim would agree with that.

Jim Staley: Not any more.

(Dan Moore): I was going to say should you have paid more.

Jim Staley: Maybe before today they were.

(Dan Moore): What about -- talk to us a little bit more about synergies. You know, you got yourself a very, very big trucking company here. And I guess 45 million while a big number for most folks, I'm just -- I'm wondering beyond the back office, at what point do you start combining terminals, or get rid of terminals and better optimizing the network? Is that 12 months down the road, 24 months down the road? That sort of thing.

Male: Yes, I can't really get too definitive on that, (Dan). What I will tell you is we'll do that when we're ready, but not before.

(Dan Moore): So that will be something ...

Bill Zollars: Well, you know, what we're going to do initially is we're not going to change any operations of either company. The 45 million to 125 million that we've stated as we think are conservative cost synergy numbers, are based on back office kinds of functions. And as Jim said, looking at best practices, and, you know, having one payroll process instead of two, et cetera. We think those are imminently doable. We think they are conservative. And frankly, that's where we're going to

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         start. Over time, we will look at other things as they make sense to
         us. But for the foreseeable future, you ought to assume that the operations of both companies will continue as they are to day from a field standpoint, from a customer service standpoint. And that the cost synergies will come in back office processes.

(Dan Moore): And I'm sorry when do you expect the transaction to close? Had you mentioned that? It may be in the press release, had I mentioned it or missed it?

Bill Zollars: By the end of the year, (Dan).

(Dan Moore): OK. Fair enough. Thanks, guys.

Bill Zollars: You bet.

Operator: Your next question comes from (John Barnes) with Deutsche Bank.

(John Barnes): Yes, congratulations.

Bill Zollars: Thanks, (John).

(John Barnes): A couple of things, Bill, can you chat a little bit, you know, about the regulatory risks here? A lot of people are questioning whether or not if you just look at your guys in the national LTL you're gobbling up a lot of market share. So can you just chat about that a little bit?

Bill Zollars: Sure. I think the reality of the marketplace is that, you know, we're at about $6 billion in revenue, maybe one percent of a $600 billion transportation market which is becoming more blurry every day in terms of segmentation. So, you know, we think that that's not a real material market presence in that overall transportation market.


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         If you look at the LTL segment of the transportation business, you know, we're about six out of 30, I guess, so even that not a real dominant kind of position. But the point I would make is that more and more we are in the expedited business, the time definite business, we're in the international business. We're moving in to the non asset business very aggressively. So we are competing now across the entire portfolio of transportation services, and not just in LTL. So we think we have a very strong case there.

         We also can point to the fact that our particular segment of the market has been declining continuously over the last 10 years or so.

(John Barnes): OK. Can you give me an idea of what you believe a timeline is for potential regulatory review? And do you think there are any other constituencies that may look to impede this from occurring?

Bill Zollars: I think that the regulatory view is probably the (tall 10 pole) and the process. And it depends on, you know, whether they take one look at it or a couple. We've assumed the six month timeframe as sort of being our best guess. But it could be a little shorter than that, if everything fell the right way.

(John Barnes): OK. Second question, in the integration risks, can you comment at all on that and whether or not, you know, what exactly are you looking at from an integration risk standpoint?

Bill Zollars: The entire approach we've taken on integration is risk averse. And that's why we really aren't doing anything to the operations of the two companies, or the interface with the customer. There's plenty of savings to be had in combining back room functions, and looking for other non operating kinds of cost synergies. So we have purposely approached this from a low risk standpoint because frankly we don't have to take any risk in this acquisition.


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(John Barnes): OK. Bill, there's been a fair amount of speculation as to -- you know, as you began to move aggressively in to the regional business and look to use some of the new flexibility and the contract to move in to that. You know, you were going to be somewhat impaired doing that in a three to five day national type of infrastructure. Does this acquisition change your philosophy? I mean is it something that allows you a little bit more flexibility on the regional markets now?

Bill Zollars: Well I think that the short answer, (John), is that the strategies of each company will continue as they are. And I mentioned that, you know, Roadway had approached the next day markets from New Penn, that will continue. Yellow will continue to develop the plan to enter the next market through the existing Yellow network. That's really going to remain unchanged as we go forward here.

(John Barnes): All right, last one. (Meridian IQ) you had a lot of financial flexibility, the balance sheet was pretty clean, that type of thing. You could go out and do some things on the (Meridian) side. This acquisition, obviously, you know, skews that a little bit. Is there any change in the thought process or the strategy as it applies to (Meridian)?

Bill Zollars: No. I think the one big advantage, obviously, is we can bring
         (Meridian IQ's) capabilities to a whole new set of customers. And, you know, frankly, that will drive a lot more organic growth than we were forecasting we were going to drive just through the Yellow customer base.

         So I would think that, you know, this is going to be really good news for our none asset business. And probably precludes any major acquisition on the non asset side at least in the short term.

(John Barnes): OK. Guys, I appreciate your time. Congratulations.

Bill Zollars: Thanks, (John).


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Jim Staley: Thank you.

Operator: Your next question comes (Greg Burnes) with JP Morgan.

(Greg Burnes): Hi, guys.

Male: Hi, (Greg).

(Greg Burnes): Obviously, congratulations, particularly to (Jim). I guess two questions. I guess, Bill for you, I'm struggling a little bit with valuation because, you know, in my rough numbers it's about six times EBITDA. And I'm curious, whether your go forward projections make that multiple lower? Essentially that my EBITDA may be too low there. I'm just curious whether you have a target EBITDA multiple that you think you're paying?

         And then, you know, it is a 60 percent premium over where the stock traded just before the announcement. So I'm wondering, were there competitive environments? Were there other bidders? You know, essentially why such what appears to be a large price move?

Bill Zollars: Yes, I think first of all, in terms of your multiple, you're higher than the multiple we have and I don't want to get too specific about that. You know, there weren't any alternate bidders. I think what we were trying to do is take a balanced look, (Greg) at where we felt the value of the revenue or the income stream on a go forward was at Roadway. We do think the market over reacted a little bit to a second quarter miss. And so we were looking at where the stock was prior to that which us up around $40 a share. We tried to balance that with, as I said earlier, the accretion and return on invested capital. So we're very comfortable that we paid fair value for the company.


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(Greg Burnes): OK. And then just a follow up more on the operations side, I guess, I'm curious on your view of the excess capacity currently in the industry whether you think it's 20 percent, 10 percent, five percent. It sounds like reducing capacity is not on the agenda, at least near term in this transaction. So I'm curious, if doesn't really change the capacity environment, and we still have excess capacity, how you might be better suited as a combined entity to handle that issue?

         And then it sounds like you're going to be running them essentially separate, which certainly lowers the acquisition risk. But my question would be how would you approach common customers for Wal-Mart or Home Depot or other customer. What if they pay -- what if they're paying a different rate to Roadway that they're paying Yellow? Will your try and equalize those pricings? Could you just give a little insight there?

Bill Zollars: Yes, that was about five questions in one, (Greg). Let me take a crack at answering them. First of all, I think both companies are right around 90 percent capacity. And my guess is that that's fairly somewhat across most of the industry. Obviously, we've been waiting for the economy to recover and I'm sure that it will, the question is when. So I think that the capacity issue will take over itself over time here.

         In terms of customer relationships, I think we're going to continue as we have today. We'll be competing with each other in the marketplace, as we have been. And we're hopeful to be able to enhance the customer service, and the technology available to all of the customers of Yellow and Roadway. But you think of it a little bit like, you know, Pontiac and Buick or Land Rover and Jaguar, you know, pick your analogy, but that's the kind of customer choice that will continue to be present in the market.

(Greg Burnes): And Bill, just on this, if I'm a customer and I run a bid package, on Roadway and Yellow, what you're saying is I may get two different bids. And as a customer, be free to choose, you know, whichever is more lucrative for me.


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Bill Zollars: Yes, I think both companies would be selling the value of the services they provide. And the customer is certainly free to choose the value they think best fits their particular situation.

(Greg Burnes): OK. It's helpful. Thanks a lot.

Bill Zollars: You bet.

Operator: You're next question comes from (Jason Fidel) of (Avondale Partners).

(Jason Fidel): Hey, Bill. Hey, Jim. How's everything?

Bill Zollars: Hi, (Jason).

Jim Staley: Thank you. How are you?

(Jason Fidel): Congratulations are in order today. I have a couple of quick questions, and Bill maybe you could help me with this. You said that you're not assuming any significantly dilution of your customer base. However, you know, if we go back, there's always some. What percentage in terms of your accretion assumptions, what percentage of your customers are you anticipating to, I guess, take some of their freight elsewhere?

Bill Zollars: Well we've modeled this (Jason) without specifically telling you what the model looks like. We've taken that ...

(Jason Fidel): If you could just send that to me, that's fine.


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Bill Zollars: Yes, we'll -- it's in the mail. You know, we feel very confident that we're going to have a minimum of customer leakage primarily because we've got two great companies here with very loyal customers and nothing is going to change in the relationship. And so, you know, we really don't think there's going to be a lot of leakage in this acquisition.

(Jason Fidel): So you're saying under 10 percent when you say minimal?

Bill Zollars: I didn't say anything.

(Jason Fidel): OK. You can't blame me for trying.

Bill Zollars: But I think it will be minimal.

(Jason Fidel): OK. Sounds -- that sounds fair. Going forward, if I could look at some of the numbers, an assumed tax rate? I mean are you guys going to give some of these out now or later?

Bill Zollars: It will be later (Jason).

(Jason Fidel): It will be later, OK. That sounds fair enough. Also, I guess I wanted to harp a little bit on the next day solutions, the options between Roadway and Yellow. I'm not sure I understand why the Yellow would continue to pursue the next day option in its next market, because it seems like you're not competing directly with a company you all ready own.

Bill Zollars: Well I think just to clarify a little bit (Jason), you know, we probably are not going to continue down the road of acquisition of regional trucking companies at Roadway. So we have New Penn and we'll probably stay right there. But Yellow's customers want that next day service through the existing network. And so we're focused on providing what they'd like.


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         New Penn a very successful company, and will continue to be in the north eastern part of the country.

(Jason Fidel): OK. For (Meridian) IQ, now you said that you guys are going to try to step away from the acquisition market for a while, I guess until -- is there any limitations on the transaction that you can't even take small little add ons?

Bill Zollars: No. What I meant by that (Jason) if I didn't say it was major acquisitions on the non asset side, I think, are off the table for a while. We may still do some tuck ins where they make sense, but we're not going to do anything major there.

(Jason Fidel): So you're not precluded to do any tuck ins?

Bill Zollars: No, I think we still have the capacity to do that if it makes a lot of sense. But as I said earlier, we've got a lot of new customers now that we can take these non asset services to.

Jim Staley: You're not going call us a tuck in, are you Bill?

Bill Zollars: No, you're not a tuck in. It'd be the largest tuck in the history of ...

(Jason Fidel): Yes, that's for sure. Going forward, on a combined, shares out standing basis, are we to assume something in the neighborhood of 65 million Bill?

Bill Zollars: That needs to settle out (Jason), and it's way too early to be talking about that.

(Jason Fidel): OK. Fair enough. Thanks, guys.

Bill Zollars: You bet.


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Operator: Your next question comes from (Ken Heckster) with Merrill Lynch.

(Ken Heckster): Hi, good morning. And congrats again. Just to follow up on the last couple of questions with the -- especially on the pricing side. It sounds like, if you're going to run the unit separately, which I'm still confused at. I would imagine over time you're going to have to blend those to continue to gain that sizeable synergies. But once you combine the back offices, does that not include the ability to set pricing? And therefore, wouldn't Roadway and Yellow be pricing off the same kind of mathematical formulas to get their customers that pricing offering?

         And then secondly, just are there any union issues? You know, now that you've got the new five year contract, it sounds like you don't want to take employees out immediately. I want to know if that's kind of initial reaction just because the deal is being announced right now. But over time, doesn't this blend itself to removing some excess employees as you talked about excess capacity as well? Thanks.

Bill Zollars: Yes, I think on the pricing side, obviously, as I said earlier, what we're going to be doing is approaching customers independently from both companies with what we think is a fair value for the services we provide. That won't change.

         In terms of reducing the number of employees, you know, there will be more of an impact probably on back office kinds of employees in the first year, than there will be on field employees. As we've all ready said we expect that impact to be close to zero. And beyond that, I just think that we're not prepared to say. Hopefully, what we're going to be able to do is grow these businesses faster, and add Teamster employees as well as other companies as this company becomes more and more successful.


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         So, you know, my long term goal, and I'm sure Jim's is to have a bigger business with more employees, not a smaller one with fewer employees. Jim, you might want to comment on it.

Jim Staley: Yes, we've had a lot of discussion on the short period of time that we've had to work on this about the value of our respective franchises, and the fact that they will continue to operate separately. We need to be completely focused on that. We will look for the savings from the duplication of administrative efforts.

         As far as what the future holds down to the road, it's way too early to speculate on what impact that might have on field operations. But we just have no discussions planned on that at this point.

(Ken Heckster): Bill, and Jim, just to wrap up there, then, on the pricing is not a back office issue, so it stays local. And therefore, you can still have pricing competition between a Roadway and Yellow unit in the market?

Bill Zollars: Yes, I think that there are two separate questions there. One is both the pricing functions are centralized today. So they are centralized functions, but they will be independent in terms of the customer.

(Ken Heckster): All right. Great. Thank you.

Operator: Your next question comes from (Jeffrey Rosenberger) with (Flover
         Capital).

(Jeffrey Rosenberger): Yes, a couple of questions, Bill I'm confused at what you're saying here. You're going to keep both companies independent. You're both going to have sales people calling on the same customers. And the synergies you're talking about represent less than one percent of revenue. Why go through all of this for that?


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Bill Zollars: Well I think that if that's all there was too it, you might be right, (Jeff). I think, you know, in the longer term view, having a company that can compete with anybody is our goal. And when I say anybody, I mean anybody in the transportation space.

         We're going to be careful with the synergies at the outset for all of the reasons we've all ready talked about. But the real value here is the focus on the company being able to be more successful combined than it is separately. And we have two companies that are very successful in the marketplace. We want to enhance that. Over time, we will know a lot more about brand differentiation than we know today.

         Today we're not really sure what all of the pieces of the value proposition are that have people choose Yellow versus Roadway or Roadway versus Yellow. As we learn more about that, we will focus brand differentiation on the basis of those customer values. But at the outset, because we have two companies that are doing very well, and brands that have a lot of equity in the marketplace, and customers that are very loyal, the last thing we want to do is mess that up.

         So longer term there will be brand differentiation, but short term we're going to do our best not to disrupt things.

(Jeffrey Rosenberger): Well how you are going to prevent a Roadway salesman and a Yellow salesman who are competing for the same customer's business from under cutting each other on price?

Bill Zollars: They're going to continue to compete in the marketplace. That won't change as a result of this.

(Jeffrey Rosenberger): All right. Just two other quick questions. Number one, have you talked to (Jimmy Hoffa) about this? And number two, have you talked to the Federal Trade Commission about this prior to announcing the deal?


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Bill Zollars: We have talked to (Mr. Hoffa), I did that this morning. He was positive about this development. And we have done the preliminary work to get ready to talk to the government, but we have not as yet.

(Jeffrey Rosenberger): OK. I'll let somebody else have a chance, thanks.

Bill Zollars:  Thanks, (Jeff).

Operator:  You're next question comes from (David Mitchell) with William Blair.

(David Mitchell):  Hey, good morning.

Bill Zollars:  Good morning.

(David Mitchell): Can you just -- try to help us quantify or the synergies a little bit more in terms of why the broad range. And what's assumed at the high end of that range, and what's assumed at the low end of that range.

Bill Zollars: Yes, the 45 to 125 part of that is timing in terms of, you know, how fast we can get after some of this and integrate it effectively. We've tried to be very conservative, as I've said a number of times here in terms of developing these numbers. And we will definitely look at best practices here. Somebody made the comment that this isn't a lot and I would agree with that. But I think we've erred on the side of conservatism. Frankly, we've got a $6 billion company here. We ought to be able to, over time, save a lot more than $125 million. But again, we've been conservative in our approach.




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         So some of it is timing. There is no operating integration to speak of in these numbers. And that's really because we've been trying to keep this at a very, very low risk kind of approach.

(David Mitchell): OK. But the 125 is that -- I mean can you just pinpoint that 45 to 125?

Bill Zollars: Yes, the 45 is in the first 12 months, and the 125 is over the first several years. Those are annual numbers.

(David Mitchell): All right, thanks.

Bill Zollars:  You bet.

Operator: Your next question comes from (Errol Rudman), with (Rudman) Capital
         Management.

(Errol Rudman): Can you give us some idea of the size of the debt financing the new corporation will have to under take. And I realize you can't be specific. But could you also just general comments as to the maturity that you're looking for, and roughly what you think the prices that you'll have to pay would be?

Bill Zollars: Yes, let may make a couple of comments, and then Don Barger, CFO, can talk a little bit more about this. We're going to take on about $140 million worth of existing Roadway debt. And the total debt will around the 500 million. But I can let Don talk about more specifically.

Don Barger: We're still going through the analysis and the composition of that debt. As you know ,the financial markets today are very attractive. We have lots of alternatives. We also have a fair amount of time between the announcement of this transaction and closing. And as in fact, we develop those alternatives, we will be communicating more as we go forward. But again, you know, the financial markets today are extremely attractive.




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(Errol Rudman): Can you give us an idea of what your maturity is -- of what maturity you're seeking?

Don Barger: We are still going through an analysis of that, but I think you're probably going to see the maturity somewhere in the four to seven year range.

(Errol Rudman): And what would be the debt rating for the combined company?

Don Barger: We are going to be talking to Moody's and Standard and Poors here tomorrow. And, you know, we will wait and see what they have to say. But I think you can assume that there is a chance that we will be non investment grade perhaps at the high end of that.

(Errol Rudman): OK. There seemed to be some ambiguity developing amongst the early questioners and your responses in terms of there could be some attrition of -- from the existing customers. If that is, it's not appropriate to add up your separate revenues. Do you think that that will be enough to offset some of the natural growth that you may enjoy through an economic recovery?

Bill Zollars: Yes, I think frankly, we don't think there's any reason to lose any customers. And, you know, as I said earlier, we've done some modeling and feel very good about where we are. So, you know, our whole focus here is not change from a customer standpoint, no change from a field operations standpoint. Get the savings that we need to make this deal accretive and grow the basis as we go forward.

(Errol Rudman): Are there any additional services that you can offer national customers by being a larger company that would meaningfully allow you to improve your penetration in those accounts?

Bill Zollars: Well certainly, we'll be looking at that. That's one of the areas that we'll be looking at is the ability to introduce new services as a result of this.


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                                                           Confirmation # 754635
                                                                         Page 24


(Errol Rudman):  OK, and ...

Bill Zollars: Before we go on, maybe Jim Staley, you could talk a little bit about your perspective on the customer issue.

Jim Staley: I think the fact that we are keeping these companies separate and see no disruption whatsoever in the service that we presently provide we're going to give the customer no reason to not use Roadway if he's a present Roadway customer, or Yellow -- if he's a present Yellow customer. And hopefully there's an upside to this where they see the strength of the combined companies and want to be a customer of the combined Yellow Roadway Corporation.

(Errol Rudman): So your hope is to cross fertilize the services from the existing customer base. Can you give us a little bit more detail, you indicated in year two you hope to save 45 and growing to 125 in the year five. Can you give us a little more detail? Will that be by eliminating overlapping terminals or where -- what would be the sources of the suggested savings?

Bill Zollars: Well most of the synergy comes from, as I said before, back room processes like payroll and, you know, insurance, and things like that. We've also looked at the additional purchasing leverage we would get with our suppliers because of our increased size. And so those are the kinds of areas that make up the $45 million and the 125 million. There are very few operational changes in those numbers. And they do not include any significant integration of terminal operation.

(Errol Rudman):  They do not?

Bill Zollars:  No.

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(Errol Rudman): I see. I asked, but I didn't hear your response. Could you just refresh my memory about the -- what -- if you don't know the Standard and Poors and Moody's ratings for the combined company, could you refresh my memory and tell me what the ratings are for the individual companies?

Bill Zollars:  (John), do you want to give ...

(John): For Roadway we're triple B at S&P and B double A for three at Mood.

Male: Yes, we are at the low end of investment grade at Moody's and one level above the low end at S&P.

(Errol Rudman):  OK.  And do you think that should improve by combining?

Male: If we take a look at the financial ratios going forward, you know, once we start the debt pay down, the answer is yes.

(Errol Rudman): Yes, it's -- our numbers suggest that the ratios would improve significantly.

Bill Zollars: Yes, I think that, you know, one of the things that we haven't talked much about, but if it takes us until the end of the year to close the deal, both companies will be paying down debt in the interim. So even six months from, our balance sheet should look better than they do today.

(Errol Rudman): OK. Well thank you for answering these questions. And we appreciate your suggested plans.


Bill Zollars:  Thanks.

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                                                                         Page 26


(Errol Rudman):  Bye-bye.

Operator: Your next question comes from (Mark Levin) with Davenport and Company.

(Mark Levin): Hi, gentlemen. Most of my questions have been asked and answered. But I'm wondering in terms of what the customer mix will look like. And, you know, retail versus manufacturing what that might look like after the deal. And then secondly, in terms of lengthy of haul, you know, either by, you know, revenue or customer what, you know, what the mix will look like?

Bill Zollars: It's probably too early to get in to a lot of detail there. I can tell you that our customer base is about 70 percent manufacturing. And I think, Jim, the Roadway customer base is a little bit less concentrated in manufacturing than that.

         We both have very similar length of halls and weight per shipment kinds of numbers, a little bit different but not materially different. So that shouldn't shift around too much.

(Mark Levin):  OK.  Perfect.  Thank you, guys.

Operator:  Your next question comes from (Tom Albrecht) with BBT.

(Tom Albrecht): Good morning. I've got a couple of questions here. Given that one of the primary issues for the less than truckload industry, particularly the long haul is excess capacity. I guess I'm still a little puzzled by why there won't be more aggressive consolidation of duplicate terminals, service centers, even hubs. I understand your desire to go slow early on, to make sure customers and employees are on board.

         But you're going to have approximately 600 terminals and services centers. I can't imagine that there's a need for more than 350 to 400. Can you talk about that a little bit?


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Bill Zollars: Well, you know, the reality is, as I said, we're operating at about a 90 percent capacity level. And if the economy recovers, that 10 percent could disappear very quickly.

         You know, all of our operations are running efficiently both at Roadway and at Yellow. And there may be some reason to combine at the margin, but really the situation is we've got very efficiently run companies given today's volume levels. And there is no driving force to integrate. In fact, you get economies of scale working against you at a certain point with these terminal operations. Some of our terminals are extremely big at both Roadway and Yellow. And combining those, you actually would lose efficiency as opposed to gaining efficiency.

         So it's not to say we aren't going to be looking at that longer term, but there's really no driving reason to be doing that at this point.

(Tom Albrecht): You know, as I recall back Arkansas Best bought the Old
         World Way, one of the issues, had been that I think they kind of assumed that their existing employees at ABT would be the survivors if they wanted them to be. But their Teamsters didn't go for that. And as a result they had to absorb maybe some folks they didn't want to from World Way. You'll probably recall that circumstance. And it let to a lot of folks that were not experienced with the Arkansas Best Way.

         I'm just wondering how you're going to get around that -- you know, these are the practical day-to-day issues that really will determine whether this is a winning combination, more than just issues of brand and back office.

Bill Zollars: Well know I would postulate the brand is a very significant issue here. But, you know, we're not putting these companies together. So we don't have that issue of trying to integrate work forces. That's really not a factor in this particular acquisition and approach.


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         And it was a big deal for that particular acquisition. I have to admit that was well before my time in the industry. But as I understand it, you didn't have anything like what you have here, where you've got two very successful companies with very successful brands operating very successfully in the market. And as a result of that, we really don't have the same issue in terms trying to integrate these workforces.

         Jim, do you want to ...

Jim Staley: That's exactly right. There is no integration issue with the employees. There should be no concerns on the part of the IBT as we describe what is going on. We'll continue to serve our customers with our employees, and Bill will serve his customers with his.

(Tom Albrecht): OK. And then I want to make sure I heard you correctly.
         Yellow's recently announced plans to get in to the overnight market and reconfigure your network. You're still moving forward with the plans that you've submitted, that is correct?

Bill Zollars:  Yes.

(Tom Albrecht): OK. Let me just try this from one other angle. If the industry has a better history of mergers and acquisitions, and if there weren't a concern as to how the Teamsters might respond, would there be a willingness to be more aggressive inputting the networks together?

Bill Zollars: Not until we understand a lot more about the brands and why customers buy each brand. We've got work to do on that side. And frankly, again, integrating the operations today really doesn't make a lot of sense because our operations are running very efficiently. And as I said, you get in to a diseconomy of scale at some point. So it's not just -- I mean we really believe that this is a win-win situation. But as I said earlier, one of the things that lowers the risk substantially

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         is the fact that we're going to continue to serve customers the way we have been. And, you know, that's been a very successful formula for us.

(Tom Albrecht):  OK.  I think that's all I have.  Thank you for your time.

Bill Zollars:  You bet.

(Tom Albrecht):  Your next question comes from (Michael Glenn) with CSFB.

(David Mac):  Hi.  Actually, this is (David Mac).

Bill Zollars:  Hi, (David).

(David Mac): Could you guys go through real quick, the mechanics of the (caller) in terms of sensitivity change in stock price.

Bill Zollars:  Sure, Don's going to do that.

Don Barger: Yes, (David), let me just give you the simple mechanics. The exchange ratio was based on a stock price of ours of 24.95. And the caller is straight word 15 percent up, 15 percent down. Obviously, once you get outside the caller the exchange ratio floats. At the low end, if there's a walk away at 33-and-a-third percent from that 24.95. So it's actually very easy to calculate the effect or the, if you will, the caller and the exchange ratios beyond the caller.

(David Mac): OK. If I heard you guys right, you were saying you're not going to go out and looking to buy any more regional carriers for the Roadway next day portfolio, is that correct?

Bill Zollars:  That's right.


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(David Mac): What -- you know, a lot of people are a little puzzled about why, you know, you're going to keep the terminals and not try to consolidate anything. And then, you also mentioned that you're going to try competing on any transportation provider regardless of mode. Would it be wrong to assume you might start thinking about some alternative uses for certain facilities beyond just traditional national LTL.

Bill Zollars: Sure, in fact, you know, we've all ready got strategies where we're using our facilities to do more than just traditional LTL cross docking. We're using them for consolidation, deconsolidation, for customs brokerage and that kind of thing. So yes, that's certainly in the strategy.

(David Mac): In terms of Roadway management, I'm sure this has yet to be negotiated, but what are you thinking in terms of time commitments for staying on?

Bill Zollars: Well, you know, one of the things that was really important about this deal that it had to be a deal that was embraced by the Roadway management team, because we felt that it just wouldn't work very well any other way. And that's why we really feel good about the fact that Jim and his team have signed up for this and are as enthusiastic about it as we are. So I would say that, you know, our attempt is going to be to hang on to as many of the Roadway people as we can.

         And I think that early indications are that we're going to be successful. Jim, do you want to speak to that?

Jim Staley: Well speaking for myself, I intend to be fully committed to the success of this enterprise. And hopefully we'll have a long future at Yellow Roadway Corporation. And I think that's that the senior management team at Roadway views this.


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(David Mac): In terms of pricing, I'm still a little confused on how exactly you're going to operate the total corporation. At Yellow, it seemed like you had one pricing policy or maybe one strategy and at Roadway you had another. So now that you have this portfolio of two companies, you might have different strategies. I guess that sound to me possibly a little bit counter productive.

Bill Zollars: Yes, I think that clearly the corporation will have one strategy, if that helps.

(David Mac): OK. Is it possible that in the future, you know, right now, Yellow's customer's mix is 70 percent manufacturing, you know, maybe 30 percent retail, and Roadway is probably roughly the inverse. Are you thinking about specializing one or the other in its industry concentrations right now, maybe making Roadway the retail carrier and Yellow the manufacturing?

Bill Zollars:  Way too early to tell.

(David Mac):  OK.  Thank you very much, guys.

Bill Zollars:  You bet.

(David Mac):  Congratulations.

Bill Zollars:  Thanks.

Operator:  Your next question comes from (Arthur Winston) with Pilot Advisors.

(Arthur Winston): The last time Yellow made an acquisition of (Jevic) it turned out to be a disaster for the Yellow shareholders. And this time, you structured a deal in favor of the Roadway shareholders, and the Yellow management who were managing a $6 million company. And I can't understand why you paid such a high price without getting any opportunity at least, to start out with, with the



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                                                           Confirmation # 754635
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         rationalizing capacity. And, you know, sort of reducing the amount of competition. Why such a rich price given these circumstances?

Bill Zollars: Well just to set the record straight on (Jevic) that was not on my watch. But I think, a we've said about the valuation here, there really were three things we were looking at. One was, you know, the income stream on a go forward basis at Roadway. The second was accretion. And the third was return on invested capital.

         Now longer term, we are obviously going to look for integration opportunities as they develop. What we aren't going to do is rush in to an integration, because frankly we think that's high risk, and we think that there's just no reason to do that. So it doesn't mean that we're not going to not take advantage of integration opportunities where we see them. It just means that because of the way the accretion and synergy formula looks, we don't have to do that, right away.

(Arthur Winston): In other words, accretion is the most important thing. (Net) accretion being defined higher earnings per share, than if you hadn't bought this company?

Bill Zollars: Well that's certainly one of the factors, but it's not the only factor. The most important factor is our strategic positioning long-term and the creation of shareholder value long-term.

(Arthur Winston):  Shareholder value.

Bill Zollars:  Right.

(Arthur Winston):  Thank you.

Bill Zollars:  You bet.


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Operator:  There's a follow up from (Ed Wolfe) with Bear Stearns.

Bill Zollars:  Hi, (Ed).

(Ed Wolfe):  It got answered, guys, thanks.

Bill Zollars:  It's been answered, OK.  We can move on.

Operator:  Your next question comes from (Dan Moore) with Stephens Incorporated.

Bill Zollars: (Dan), I think you're going to be the last one, so take your best shot.

Operator:  Mr. (Moore) your line is open.

Male: All right, that concludes the Q&A part of our call today. As a reminder, investors and analysts are invited to attend the St. Regis hotel at 4:30 eastern this afternoon for continued discussion of the acquisition. This concludes the transaction portion of the call. I'll now turn the call over to (John Hyre) who's the Director of Investor and Public Relations for Roadway Corporation for the discussion of Roadway Corporation's second quarter results. John.

(John Hyre): Thank you. Welcome to the portion of our conference to (conduct)
         Roadway Corporation's second quarter 2003 results. Roadway participants today are James D. Staley, President and CEO, and J. Dawson Cunningham, Executive Vice President and CFO. Dawson will start off with a discussion of the quarter, and then we'll open up to questions and answers.

         This conference call may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act with respect to our outlook for revenue, earnings, other future financial or business performance expectations, and for our strategies expectations and goals.



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         All statements that are not historical statements of fact are forward-looking statements and subject to numerous risks and uncertainties that could cause actual results to differ materially from those expressed or implied in our forward-looking statements.

         Forward-looking statements include all comments relating to our beliefs and expectations as to future events and trends effecting our business. They also include comments about the results of our operations and financial condition. We intend for the words believes, anticipate, expects, intend, plans, continues, projects, and similar expressions to identify forward-looking statements. The risks and uncertainties include among others variable factors such as capacity and rate levels of the motor freight industry, fuel prices, the impact of competition, the state of the national economy, the success of our operating plans. Including our ability to manage growth and control cost, labor relations matters, uncertainties concerning the impact terrorist activities may have in the motor freight industry. And the success of our plans for the announced Yellow Roadway transaction.

         We have based these forward-looking statements on management's analysis of future events only as of the date of this conference call. We undertake no obligations to publicly revise these forward-looking statements to reflect events or circumstances that arise after this call. These forward-looking statements are subject to risk, uncertainties and assumptions about us and our subsidiary. In addition to the disclosure contained in this conference call, you should carefully review the risks and uncertainties contained in other documents Roadway Corporation files from time-to-time with the Securities and Exchange Commission. Dawson.

J. Dawson Cunningham: Thank you, (John). Welcome to most of you that have stayed on the call. I know it's been an hour all ready. But to review Roadway Corporation's results for the quarter, consolidated revenues for the second quarter of 2003 were $742 million. That's an increase of 13 percent over last year. Operating expenses was $724 million an increase of 12.9 percent compared to 2003.


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                                                              YELLOW CORPORATION
                                                       Moderator: Steve Bruffett
                                                          07-08-03/10:00 a.m. CT
                                                           Confirmation # 754635
                                                                         Page 35

         Consolidated operating margin was 2.4 percent with an operating ratio of 97.6 compared to 97.7 in 2002. Our specialized service offerings consisting of International North America, (Time Critical), Ocean Services exhibit protective, and air grew 16 percent versus the second quarter of last year. These services account for 17 percent of consolidated revenues in the quarter.

         Consolidated operating income from continuing operations was 17.4 million, an increase of 17.8 percent or $2.6 million versus last year. Net other expense was $6 million primarily related to interest expense of 4.8 million. And the amortization of cost associated with the financing of the acquisition of New Penn. Income from continuing operations before income taxes was $11.4 million compared to $8 million last year. Our effective tax rate was 42 percent for the quarter. Income from continuing operations was $6.6 million or 35 cents a share compared to 4.6 million or 25 cents a share for last year's second quarter.

         Net income for the quarter was $6.3 million versus $5.6 million in last year's second quarter. Diluted earnings per share for the quarter were 33 cents. And that compares to 30 cents last year.

         Turning to Roadway Express, Roadway Express's revenues were $691.2 million, an increase of 14 percent compared to last year's second quarter. Roadway Express's tonnage level increased 11.2 percent. The less than truckload tons increased 11.8 percent compared to last year, while truckload tonnage increased by 8.4 percent. Revenue per ton increased two-and-a-half percent. LTL rates increased 1.9 percent and truck load rates increased 5.6 percent.

         Roadway Express's operating expenses were $679.3 million, an increase of 82.2 million or 13.8 percent compared to last year. Roadway Express's operating margin increased by two-tenths of a point, as the operating ratio decreased to 98.3 compared to a 98.5 a year ago.
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                                                           Confirmation # 754635
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         Salaries, wages and benefit costs decreased by 2.1 operating ratio points. This improvement was seen in all salary and direct wage categories, as a significant increase in business levels coupled with ongoing cost control drove increased efficiencies through the operation. Total benefit cost as a percent of revenue declined slightly in spite of 116 percent or $3.6 million increase in the cost associated with the company sponsored pension plan.

         Total operating supplies and expenses increased by 1.1 operating ratio points. Total costs added six-tenths -- terminal costs added six-tenths of a point to our operating ratio and fuel accounted for one-third of this increase. The 1.4 operating ratio point increase in purchase transportation costs consists of increased use of rail along with other inter motile services. Rail miles increased 24 percent representing 26.7 percent of line haul miles, versus 23.8 percent of line haul miles in the prior year.

         Insurance and claims cost as a percent of revenue were unchanged at two percent. The decline and depreciation expense as a percent of revenue reflects the increased use of existing capacity arising from the significant growth in business levels.

         Turning to New Penn, New Penn's revenues were $50.4 million compared to $49.6 million in the second quarter of last year, an increase of 1.6 percent. Tonnage levels were 1.2 percent below last year, while revenue per ton increased by 2.8 percent versus the second quarter of 2002. The operating ratio of New Penn for the quarter was an 88.8, unchanged from last year. Salary, wage, and benefit costs, were 64.8 percent of revenue, compared to 66 percent of revenue in 2002, and operating supplies and expenses increased 14.4 percent of revenue, an increase of
         2.4 points compared to last year.

         These cost increases are principally the result of higher fuel cost, tolls and certain corporate expenses. Operating income at New Penn was $5.6 million, 1.6 percent higher than last year. In looking at the year-to-date numbers, consolidated revenues for the second -- for the first two


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                                                          07-08-03/10:00 a.m. CT
                                                           Confirmation # 754635
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         quarters of 2003, were $1,496,000,000. That's 19.2 percent higher than last year. Operating expenses were $1,458,000,000, an increase of 17.9 percent compared to last year. Consolidated operating margin was 2.5 points, with an operating ratio of a 97.5 compared to a 98.5 in 2002.

         Income from continuing operations was $37.8 million, an increase of 104 percent, or $19.3 million versus last year.

         Net other expense is $12.8 million, primarily related to interest expense of 9.9 million and amortization of cost associated with the financing of the acquisition of New Penn. Income from continuation operations before income tax was $25 million compared to $4.9 million last year. The effective tax rate on a year-to-date basis was 42 percent.

         Income from continuing operations was $14.5 million or 76 per share compared to $2.8 million or 15 cents per share last year. Year-to-date net income was 14.3 million versus 3.9 million for the same period last year. And diluted earnings per share on a year-to-date basis is 75 cents contrasted to 21 cents in 2002.

         Turning to the balance sheet, our cash position at the quarter's end was $126 million an increase of $19 million when compared to December 31st, 2002. Accounts receivable make up $215 million, the majority of current assets. Current liabilities are $352 million consists principally of normal trade payables, salaries, wage and benefit accrual. Shareholder's equity with $418 million, an increase of 7.8 percent when compared to the prior year end.

         Year-to-date cash flows from continuing operations were $18.4 million. Investing activities included net capital expenditures of $20.7 million. And cash proceeds from the first quarter sale of (Arnold Transportation) services totaling $47 million. Financing activities used cash of $26.6 million, primarily related to the repayment of long-term debt.


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                                                              YELLOW CORPORATION
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                                                           Confirmation # 754635
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         Looking forward for 2003, capital expenditures for the year are expected to be 95 and $105 million, and broken down as follows. Revenue equipment, 34 percent, real estate 36 percent. Information systems 20 percent. And all other 10 percent.

         Turning to our outlook for 2003 results, we anticipate revenue growth in the third quarter of 2003 to be between 11-and-a-half and 12-and-a-half percent. And earnings per share from continuing operations are expected to be in the range of 60 to 70 cents compared to 33 cents for the same period a year ago.

         For full year 2003, we anticipate revenue growth to be between eight-and-a-half and nine-and-a-half percent and earnings per share from continuing operations are expected to be in the range of $2. 36 to $2.66 -- $2.60 excuse me, compared to a $1.85 in 2002. The fourth quarter 2003 year-over-year comparisons will be more difficult as the impact of the Consolidated Freightways closure was all ready included in the fourth quarter of 2002. And the period will have four less working days than the second half of last year.

         Some factors that could impact our future performance and cause our anticipated results to differ from our current expectations include the state of the economy, the impact of competition and other unforeseen events. We will update our guidance only if we determine our future results will be materially different from our current expectations.

(John Hyre):  We'll now open to a question-and-answer session.

Operator: Again if you wish to ask a question, you may press star and the number one on your touch-tone phone. If you are in the question queue and no longer wish to ask your question, simply press star then the number nine. We'll pause a moment.

         Your first question comes from (Ed Wolfe) with Bear Stearns.


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                                                       Moderator: Steve Bruffett
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                                                           Confirmation # 754635
                                                                         Page 39


(Ed Wolfe): Yes, hey, Dawson, can you tell us what the revenue per 100 weight net of fuel surcharge was for LTL and truckload?

J. Dawson Cunningham: I don't have that handy, but the fuel surcharge was writer increase for the quarter somewhere in the -- I don't really have that broken out. I think it's up over last year, but certainly declined from where we were in the first quarter, a substantial decline in the fuel surcharge.

(Ed Wolfe): But it is safe to say LTL was negative net of the surcharge revenue for ...

J. Dawson Cunningham:  No, not at all.

(Ed Wolfe):  OK.  Can we get that from you offline later on?

J. Dawson Cunningham: We can work on that. I'm not -- obviously I'm not in Akron right now.

(Ed Wolfe): Yes. OK. Just in terms of the way the quarter progressed and the way it feels in early July, is there any signs that either yields are firming up as, you know, everyone's announcing new rate increases. I know they haven't gone in to effect yet. Or that tonnage is improving? Is there anything sequentially, you know, year-over-year that we've seen in July or June.

Jim Staley: I spoke in the prior call that we really couldn't speak to an improvement in business levels. Pretty flat, but certainly some reason for optimism just given the press. On the rate levels, I think following our pre announcement, I think that our rates have firmed, not improved but certainly looked to that to set the stage for significant second half improvement post implementation of our July 14th rate increase.

                                                              YELLOW CORPORATION
                                                       Moderator: Steve Bruffett
                                                          07-08-03/10:00 a.m. CT
                                                           Confirmation # 754635
                                                                         Page 40


(Ed Wolfe): OK. And I mean how do you explain why Yellow, you know, their body language and their comments are so optimistic versus what you're saying. Is it just simply manufacturing versus retail mix? Or is there more to it than that?

J. Dawson Cunningham: Our discussions with them, recently, have been focused on other issues.

(Ed Wolfe): I'll try -- you know, I figured this was a separate conference call, so I'm trying to keep the questions separate.

Jim Staley: They're kind of hanging around, so we've got to watch what we say.

(Ed Wolfe): Let me ask you a question, you know, related to the merger, you guys have these shorter three reporting periods, the first three quarters, and the long fourth quarter. Is that going to change under the merger? And does that present any kinds of issues either for customers from a way you take your rate increase perspective? Or from an accounting perspective how you do your quarter end?

         Well our accounting periods have nothing to do with how we treat our customers, they don't care about our calendar. I think it's a reasonable expectation that we'll match up with the calendar quarter. That's certainly one thing I woke up to the nightmare, it will just -- it's not an issue really. It's something that will take a little effort, but something that I expect that we will blend those two things. And most likely go to a calendar.

(Ed Wolfe): Yes, you know, when you look at your revenue is up six percent year-over-year but your margins are kind of flat year-over-year, why aren't we seeing some of this leverage come to the bottom line?

J. Dawson Cunningham: Well revenues -- what number are you talking about on revenue?

                                                              YELLOW CORPORATION
                                                       Moderator: Steve Bruffett
                                                          07-08-03/10:00 a.m. CT
                                                           Confirmation # 754635
                                                                         Page 41


(Ed Wolfe):  Total operating revenue of 741 million.

J. Dawson Cunningham:  Well that's not more than six percent.

(Ed Wolfe): But your AR was relatively flat year-over -- I mean, you know, 11 percent, 12 percent fine that makes the point even more so versus, you know, the margin kind of ...

J. Dawson Cunningham: I just wanted to make sure I understood what you were asking.

(Ed Wolfe): We're getting a higher revenue base, but we're not seeing that utilization.

J. Dawson Cunningham: Obviously, we've grown the tonnage, and we haven't seen, as we indicated in our earlier release that we'd seen pricing pressure and that some mix changes that were putting some pressure on the margin. And that's basically what we're focused on addressing currently as we move forward. Both with this rate increase, and as we look at the mix of business we're handling.

(Ed Wolfe): But the response I got, I thought, was pricing was modestly up net of fuel surcharge, the revenue is up. And then I guess the question that I'm trying to get at is why aren't we seeing just an improvement of utilization of, you know, more revenue through a fixed cost network as it goes from 85 percent utilized to 90 percent utilized. I would have thought we would see more margin improvement. A year ago, when (Con Freight) went out everybody was talking about, you know, incremental revenue having a 85 percent or a 90 percent operating ratio. And we just haven't seen that play out. I'm trying to understand is there something other than pricing that's afoot here? Is the (Con Freight) freights specifically not as profitable as you might have thought a year ago?

                                                              YELLOW CORPORATION
                                                       Moderator: Steve Bruffett
                                                          07-08-03/10:00 a.m. CT
                                                           Confirmation # 754635
                                                                         Page 42


J. Dawson Cunningham: You know, that is all an element of pricing as I would look at that. But I think you also have, you know, the extra pension expense in there this quarter, as a result of the plan. That was $3.6 million increase. And, you know, I would attribute to exactly what we've discussed before, and that's the pricing.

(Ed Wolfe): The pension. And I'm guessing also the increased cost from the labor contract starting April first?

J. Dawson Cunningham: Well that's -- yes, that's in there versus last year, absolutely, the (wave fortune) of that. And then we had the benefit increase that took place last August that is on a year-over-year comparison in there at this point also in the quarter.

(Ed Wolfe):  I see it grandfathers on is it August first?

J. Dawson Cunningham: It will. Yes, the increase this year will be August first, it was last year which was in less than a 12 month cycle, but we're on a 12 month cycle by moving it from April to August.

(Ed Wolfe):  And how much is the increase on August first this year?

J. Dawson Cunningham: It's in the neighborhood of 60 or 65 cents an hour for wages and benefits.

(Ed Wolfe):  On a base of what?

J. Dawson Cunningham: Well on a combined -- I'm sorry not wage, but for benefit? The benefit number is right around (850) I think an hour.

(Ed Wolfe):  OK.

                                                              YELLOW CORPORATION
                                                       Moderator: Steve Bruffett
                                                          07-08-03/10:00 a.m. CT
                                                           Confirmation # 754635
                                                                         Page 43


J. Dawson Cunningham: And the wage piece is, you know, in the neighborhood of 19. And the wage component was right around two percent.

(Ed Wolfe):  OK.  Thank you.  That's very helpful.  Thanks for the time.

Operator:  Your next question comes from (Ken Heckster) with Merrill Lynch.

(Ken Heckster): I just wanted to follow up on (Ed's) question there, it seems like your fuel surcharge was up about nine tenths of a percentage from the numbers on the Web site, year-over-year. And that means real prices were up about one percent at the LTL sector, and obviously that's down. So I just want to clarify that what (Jim) said there that you are still going to see based on the rate increase, because again the rate increase seems to be about the same time calendar last year, you see a positive net of fuel surcharge rate increase in the second half of the year?

J. Dawson Cunningham:  Yes.

(Ken Heckster): OK. And expanding one based on the three percent rate increase that's been listed versus the one percent that we're seeing right now?

J. Dawson Cunningham: We certainly expect to have a meaningful impact on revenues from that implementation on that rate increase.

(Ken Heckster): All right, and Dawson on the revenue growth numbers that you gave before, does that include any of the impacts from the transaction? Or is that on a pure Roadway?

J. Dawson Cunningham: We're discussing Roadway Corporation's results, and our expectations of Roadway Corporation through the end of the year. So it has not impact of the transaction.

                                                              YELLOW CORPORATION
                                                       Moderator: Steve Bruffett
                                                          07-08-03/10:00 a.m. CT
                                                           Confirmation # 754635
                                                                         Page 44


(Ken Heckster): OK. And then just one last one is if I look at the -- just because Jim had mentioned before and I brought it up again that the mix between retail and manufacturing seems to be about 50-50 at Roadway, is that correct? And then, if so, I understand that retail seems to be a bit soft, that's what Jim clarified earlier, is -- are you seeing anything on the manufacturing side as to what Yellow is referring to? Or are you seeing flatness across both business lines?

J. Dawson Cunningham: Well we're certainly seeing retail being softer than the manufacturing side.

(Ken Heckster): Are you seeing any rebound in the manufacturing cut? Or is it weak as well?

J. Dawson Cunningham: We haven't seen any. At this point, I haven't seen any significant manufacturing changes.

(Ken Heckster):  OK.  Great.  Thank you.

J. Dawson Cunningham:  OK.  You're welcome.

Operator:  Your next question comes from (John Barnes) with Deutsche Bank.

(John Barnes):  Hi, guys.

J. Dawson Cunningham:  Hi, (John).

(John Barnes): Real quick, there were a couple of more smaller LTL failures in the northeast in the last 60 days, 90 days, and I know that means the conditions up here are god-awful, but has New Penn seen any kind of improvement in traffic just given this -- you now, some of the exodus of capacity out of this region.

                                                              YELLOW CORPORATION
                                                       Moderator: Steve Bruffett
                                                          07-08-03/10:00 a.m. CT
                                                           Confirmation # 754635
                                                                         Page 45


J. Dawson Cunningham: I'd say it has been marginal at this point. I think what we really saw in new Penn's operation was a little better pricing than we've seen in the prior year.

(John Barnes): OK. But still kind of flattish on volume, or weak on volume but a little bit better pricing.

J. Dawson Cunningham: Yes, they were down a little bit in the quarter on volumes, a little over one percent.

(John Barnes): Jim, if you're still around, the last time we spoke you had indicated some of the pricing issues with some of the business that you brought in from CF, you were working aggressively, you know, with the sales people at trying to reprice some of that business, to correct some of the decisions that had been made. And I'm just kind of curious, are you beginning to see any success along those lines yet so far in the third quarter?

Jim Staley: (John), there were several factors that I pointed regarding the pricing environment when we spoke which was what early June, I guess. And I think at Roadway Express they have identified the issues that they need to deal with. I think they have everybody focused on those issues. I wouldn't attribute all of it to mispricing or any significant portion of it to mispricing, CF freight. I think we just had more pricing activity in the marketplace and less restraint that we've had in the past, because of the continuing economic softness. But everybody has acknowledged that. You've seen other carriers acknowledge that. And I think there's a recommitment and it's evident in the earlier than last year, certainly in our case, rate increase. Our rate increase will be effective July the 14th. Last year it was effective August the fourth.

         And as I said, we are committed to compensatory pricing in the marketplace. And I think our brethren in the marketplace are as well.

                                                              YELLOW CORPORATION
                                                       Moderator: Steve Bruffett
                                                          07-08-03/10:00 a.m. CT
                                                           Confirmation # 754635
                                                                         Page 46


(John Barnes): OK. All right, and lastly, we talked a lot on the prior call to the Yellow calls about (Meridian IQ). We didn't hit a lot of the other things that you guys had been doing and namely, you know, some of the joint venture that you're involved with on the air freight forwarding side and that type of thing. Just out of curiosity, I mean do you think that just kind of folds over and you'll continue to put some emphasis on those product offerings?

Jim Staley: We will. We've certainly had not discussion with Bill or the people at Yellow about (Integress) which is our air freight offering Roadway Air. And the other specialized products that we have, there's opportunities for us to at least better utilize equipment in some cases and some of the other resources we have. So that is some of the stuff on the margin ((inaudible)) that Bill was talking about. But we will continue to offer our time critical services and our air freight services as you noted now.

(John Barnes): OK. Again, guys, congratulations today. And I look forward to seeing you this afternoon.

J. Dawson Cunningham:  Thank you.

Jim Staley:  Thanks, (John).

Operator:  Your next question from (Greg Burnes) with JP Morgan.

(Greg Burnes): Hi, guys. I'm just wondering, what percent of your business right now is contractual? And not just sort of locked in from getting marked up on your rate increase, I guess that's the first one.

J. Dawson Cunningham: We're running right around 50 percent that would be contractual. It doesn't mean that, you know, those are over the course of the year. Probably by the middle of the year

                                                              YELLOW CORPORATION
                                                       Moderator: Steve Bruffett
                                                          07-08-03/10:00 a.m. CT
                                                           Confirmation # 754635
                                                                         Page 47


         we have about 60 percent of the increases in place. So another 40 percent fall under the last half.

(Greg Burnes): OK. Fifty percent gets priced up immediately. And then another
         50 percent gets priced in the following five months or so, is that the way to look at it?

J. Dawson Cunningham: No. It's 50 percent gets priced up -- is impacted by the general rate increase of the current time. And roughly, the other half is impacted over the next 12 months, of which 40 percent of that will come up for bid here in the last half of the year.

(Greg Burnes): OK. And going to the CF business, I guess my questions are, you know, I think you guys have made comments that some of that business is still moving around. And I'm also wondering whether that was -- some of those larger accounts were locked up under contract? Or essentially how much scope you have on some of that, what most people call low margin business to reprice it, I guess.

J. Dawson Cunningham: Well always have the ability in negotiations to deal with how we want to price that whether it be the account as a hole or specific business or lanes with larger accounts. And some of that is ongoing even with larger accounts. Some of that business is bid over the course of the year, not necessarily all at one time. And we have the ability to work with them both on the pricing side and on the cost avoidance side on that on an ongoing basis. So, you know, the business, I think, can be managed from that standpoint, even it's not at a re-negotiation point.

(Greg Burnes): And I guess just one final question on this, and obviously no one had a crystal ball and could project where the economy was going at that point in time when CF happened. But I'm wondering whether you have money losing accounts even on an incremental basis from the CF business? In other words, is all of that business profitable? Do you have any accounts that are actually losing money on even an incremental basis?

                                                              YELLOW CORPORATION
                                                       Moderator: Steve Bruffett
                                                          07-08-03/10:00 a.m. CT
                                                           Confirmation # 754635
                                                                         Page 48


J. Dawson Cunningham: Well, you know, we -- you know, our pricing system allows us to evaluate that. We have business that may be an account that's in that situation, but in fact, we have every expectation that we can make that be a contributor. Those are accounts we'll work with. Typically accounts that don't fall in to that category are ones that were more aggressive the next time we're in contract negotiations. So that's, you know, it's hard to say now what was CF business and what wasn't, I mean it's been a year almost. And, you know, certainly there's some business that all of us took on at that point in time, most of which I think we have. But it continues to move as it always has over a course of a year or several years rebid, finds a new home, some of it comes back. It's pretty much the nature of trucking.

(Greg Burnes):  OK.  Thanks a lot.

J. Dawson Cunningham: You're welcome. That's the last question. So we'd like to thank everyone for joining us today. And I realize that the earnings portion of this was probably kind of a tag along with the bigger story today, but we certainly look forward to the future and all of the opportunities that this merger will allow us to put in place. Thank you.

                                       END

                                BROAD STREET, INC

                   "YELLOW ROADWAY CORPORATION EMPLOYEE VIDEO"

                          CORRESPONDENT: LOGAN CRAWFORD

SIDE A
                           MALE VOICE:

                  During our presentation, we will make certain forward-looking statements regarding our outlook on various matters, and our plans for the transaction and combined company. Our outlook and these forward-looking statements are subject to various risk factors. We will try to highlight these risk-factors as we make these forward-looking statements.

                  However the format of this presentation prevents a more thorough discussion of these risk factors. For a full discussion of these risk factors, please refer to both the Yellow Corporation and the Roadway Corporation annual report, 10K, 10Q. And in particular the forward-looking disclosure in the news release announcing the transaction.
                  (MUSIC)

SIDE A                                                                     PG. 2




                           LOGAN CRAWFORD:

                  Hi. I'm Logan Crawford. Yellow Corporation and Roadway Corporation, two of the most widely recognized brand names in the transportation industry, have announced that they've agreed to merge. They will become the Yellow Roadway Corporation. And in the big shipment, heavy freight segment of the US Transportation Industry, they'll be the largest transportation services provider.

                  It's a $966 million transaction with Yellow Corporation acquiring Roadway Corporation for $48 per share in a 50/50 cash stock transaction. Joining me here today to discuss this remarkable milestone in their company's growth is Bill Zollars, the Chairman, President, and CEO of Yellow Corporation and Jim Staley, the CEO of Roadway Corporation. And Bill, let me start with you by asking you, what is the significance of the announcement that you're making today?

SIDE A                                                                     PG. 3



                           BILL ZOLLARS:

                  Well, Logan, this an opportunity to bring together two great companies, both with tremendous brand recognition in the industry into one company that really will have the best of-- of both worlds. Really believe this is a one plus one equals three kind of situation.

                           LOGAN CRAWFORD:

                  And Jim, let me ask you. This is-- really comes as a surprise. So how does it affect the Roadway employees?

                           JIM STALEY:

                  Well, you're right, Logan. This is a surprise to the Roadway employees, and I'm sure that a lot of our people are still trying to absorb the significance of what has happened. And admittedly-- I have had to deal with a lot of emotions as we have worked our way through this process. I think that-- when we take the time to reflect on what has happened in the past and-- what the future can be going forward, and we work through the emotional reaction that we would have

SIDE A                                                                     PG. 4

                  to the fact that Roadway, a very proud company with a 73 year history has now been acquired-- I think we can look forward with a lot of optimism about what this means.

                           BILL ZOLLARS:

                  Just to add to that, in many ways, it's going to be a lot of change for the people at Roadway and for the people at Yellow as well, and a big change in the marketplace. But in many other ways, there won't be much of a change at all. We're going to continue to invest and-- and build the brands in both companies.

                  The vast majority of the employees in both companies won't see much change in their day to day-- work lives. And most of the customers-- will see very little change in-- in the way we do business with either Roadway or Yellow. So even though this is a big deal and a big change-- from a market standpoint in many ways, there's not going to be a lot of change on the front line where it all happens.

SIDE A                                                                     PG. 5

                           JIM STALEY:

                  It is reassuring to see the Roadway name preserved. There's a lot of pride that goes down the highway when we see Roadway trucks on the road. They've been there a long time. We will continue to function as we have.

                           BILL ZOLLARS:

                  That's absolutely right, and I think-- it is important to understand that there is just tremendous brand equity that's been built. In total I guess we've got about 150 years in this business between the two companies.

                           LOGAN CRAWFORD:

                  Let me ask you a question about timing. Why now?

                           BILL ZOLLARS:

                  Well, there are a number of things that-- really make the timing right. The competitive situation in the marketplace is one. We've also got the opportunity, I think to take advantage of the economic recovery when it does start to materialize.

SIDE A                                                                     PG. 6




                  We're just at the beginning of a five year contract with the Teamsters, so we've really got five years of good solid labor foundation to build on. And the capital markets are probably as good as they're ever going to get right now. So all of those things I think add up to this being the right time to do this.

                           JIM STALEY:

                  Let me say something about the-- the fact that we do have a new five year agreement with the IBT. We made-- a point of that when negotiations were concluded, that we were now prepared to really move forward and take on the non-union competition. And I think-- Bill at Yellow and me at Roadway, we remain committed to that. We absolutely think this is the way that we best attack the marketplace and take on non-union competitors who have been a difficult force to deal with.

                           BILL ZOLLARS:

                  I couldn't agree more.

SIDE A                                                                     PG. 7




                           LOGAN CRAWFORD:

                  Both companies are already leaders. Fortune Magazine named both companies to its Most Admired Company list. And both have been recognized by CIO Magazine's top 100 in the world. How will this acquisition make the new combined company even stronger?

                           BILL ZOLLARS:

                  Well, it's going to allow us to do a much better job for our-- our customers. We're going to be able to spread-- the delivery of-- of service improvements across a much bigger customer base. We're going to be able to spread technology investment across a much bigger customer base. All of that should result in better service to our customers and a broader service operating for those customers.

                           JIM STALEY:

                  We've had some preliminary discussion about synergy and-- and that really deals with best practices that we have in place in-- in each of the companies. We know some things that we do

SIDE A                                                                     PG. 8




                  very well. We know things that Yellow does very well. And the strength of this combination will be to take those best practices and put them in place. As Bill has said, irrespective of-- of-- of where the work has been done in the past. And make sure that the customer is the true beneficiary of this.

                           LOGAN CRAWFORD:

                  We'll come back to competitive advantages in a moment. But first let's look at what this merger is going to mean for employees. What's going to be different for them?

                           BILL ZOLLARS:

                  Well, in many ways-- not much will change. Particularly for the employees that are in the field-- in a sales or operating capacity. We're looking at the synergy as Jim referred to, primarily in the non-custom interface kinds of functions. And as Jim also said, we're going to really base the decision on-- on where to combine-- on the basis of best practice and expertise, rather than a particular location--

SIDE A                                                                     PG. 9




                  for those particular-- jobs to be done. So I think the customer will see initially at least very little changing and-- and the employee-base for the most part will see very little change.

                           JIM STALEY:

                  It's important for-- our respective companies to be totally focused on being successful, running the businesses as we have run it over the past several years. And-- and just be focused on serving the customer. We absolutely cannot lose focus and-- and lose sight of the customer. We've got to do the job that we have been doing right along.

                           BILL ZOLLARS:

                  You know, we're all in-- in the service business at-- at Yellow and Roadway. And in the service business, really, you don't have a product that you can-- that you can put on the table and talk about. The business you're in really creates the service experience for the customer.

                  And if you do the job really well, they come

SIDE A                                                                    PG. 10



                  back. And if you don't do a good job, they-- they usually don't. So Jim is absolutely right. Our number one job is to focus on serving customers-- in the best way possible.

                           LOGAN CRAWFORD:

                  I know branding is very important. Tell me about some of the brands.

                           JIM STALEY:

                  Both companies have valuable portfolios and brands. Under the Yellow umbrella, you have Yellow transportation, Meridian IQ, Yellow Technology, Megasist (PH) and such branded services as Exact Express, Definite Delivery, and Yellow Global, just to name a few. Under Roadway's umbrella are Roadway Express, Rammer (PH) Expresslines, and New Pin Motor Express. We'll continue to build and strengthen all those business within the separate companies.

                           BILL ZOLLARS:

                  The important point here-- is that we're going to continue to invest in all of those brands at both Yellow and Roadway, and continue to build those

SIDE A                                                                    PG. 11




                  brands as we go forward.

                           LOGAN CRAWFORD:

                  Now, Bill, will there be a need to cut jobs as you make the combined company more profitable?

                           BILL ZOLLARS:

                  Not much impact on-- on the total job population for either company, and where there will be an impact, it will be on the-- on the backroom kinds of functions.

                           LOGAN CRAWFORD:

                  And what will happen to headquarters locations?

                           BILL ZOLLARS:

                  The headquarters for Yellow/Roadway will-- will stay in-- in Overland Park, Kansas. But Akron will continue to be an operations center for the company. Still have a very-- high presence and still be a center of-- of most of what goes on at Roadway.

                           JIM STALEY:

                  I know that-- both of our companies are-- critical components of the communities in which they operate. Certainly I know how much Roadway

SIDE A                                                                    PG. 12



                  means to the Akron community, and-- and I want to assure our employees in Akron and the residents of Akron that we will have a-- a strong presence in Akron. Continuing presence.

                  Both at our distribution center in Copley and also at the corporate office in Akron. There will still be a tremendous amount of work being done there. That's where the operations of the company will continue to report. And-- I think that will be the same situation in Overland Park.

                           LOGAN CRAWFORD:

                  Right. Now both Yellow Corporation and Roadway Corporation are union companies. Will that change in any way?

                           BILL ZOLLARS:

                  No, that's not going to change in any way. Both companies share the tradition of being Teamster companies, a heritage we're committed to continue. We're going to give our employees stable work environment with avenues for job growth.

SIDE A                                                                    PG. 13



                           LOGAN CRAWFORD:

                  Some of the employees of the two companies are shareholders as well. How will this affect them?

                           BILL ZOLLARS:

                  Well, we expect every shareholder to benefit from this merger. Over time, individually, and we think this combination gives them an opportunity to do even better.

                           JIM STALEY:

                  There is certainly a high degree of-- of shareholder ownership-- within our employees-- at Roadway. And they-- certainly will recognize that-- as the transaction is concluded, there will be shareholders in the Yellow/Roadway Organization.

                  So it's important that they recognize that the success of this enterprise is very important to them financially. I know that they will. And I know that they'll be committed to it. But they will be shareholders in a new company.

SIDE A                                                                    PG. 14

                           LOGAN CRAWFORD:

                  Bill, you mentioned before that making the company more competitive was a driving force for this acquisition. How will it benefit customers?

                           BILL ZOLLARS:

                  Customers should see-- a number of benefits from this combination. First, as I mentioned earlier, we would be able to spread improvements in service-- cost improvements required to improve the service over a much broader customer base. Technology investment-- ought to be leveraged much more effectively as a result of-- of the larger company. So they should see better service. They should see more capabilities, and they should see better technology as a result of this combination.

                           JIM STALEY:

                  A $6 billion company is well-positioned to deliver powerful results for the customer. And-- and that's what our focus is on. It is on being a successful organization that-- that is absolutely focused on serving the customer.

SIDE A                                                                    PG. 15



                           LOGAN CRAWFORD:

                  Yellow acquiring Roadway. What do you say to the skeptics who say, there must be winners and losers?

                           BILL ZOLLARS:

                  Logan, I think this is truly a win/win situation. I think it's a victory for all of us. Uniting two strong companies with shared values and common goals to strengthen our position in the marketplace.

                           JIM STALEY:

                  And I think each company brings critical strengths. That's why it is a victory for everyone at Yellow and Roadway.

                           LOGAN CRAWFORD:

                  As we finish up, is there anything either of you would like to say? Like to add?

                           BILL ZOLLARS:

                  Well, I-- I would just like to thank the employees of both companies for really putting us in a position to-- to combine these two-- two great-- companies today. And also thank them in

SIDE A                                                                    PG. 16




                  advance for all the hard work that-- is going to make this company even greater and take us to the next level.

                           JIM STALEY:

                  I'd like to assure the Roadway employees that our strategy at Roadway does not change. The things that you've been working on that have been important to the success of your facilities will continue to be important. We all need to recognize that this is an opportunity. Unsettling though it is, we really do have a chance here to create the future.

                  We've talked a lot about the engagement of the Roadway employee. We've talked about our focus on the customer. That won't change. That will just make this Yellow/Roadway Organization that much stronger. I hope that the Yellow people can learn a lot from the Roadway people. And I think that the Roadway people can learn a lot from the Yellow people.

SIDE A                                                                    PG. 17


                  We really do have an opportunity to create a great company that's-- well capable of competing with anybody that's in the marketplace. So I challenge the Roadway team to rise to the occasion as you've always risen to the occasion. I will be there to support you ever step of the way, and I look forward to your support.

                           LOGAN CRAWFORD:

                  So what do you view as the bottom line here?

                           JIM STALEY:

                  Increased scale and greater efficiencies.

                           BILL ZOLLARS:

                  Long term growth and financial strength.

                           JIM STALEY:

                  It's great news for employees, for shareholders, and for customers.

                           BILL ZOLLARS:

                  The right strategy, the right partner, the right brands, at the right time.

                           LOGAN CRAWFORD:

                  Jim, Bill, thank you so much for being here with me today. And congratulations on an

SIDE A                                                                    PG. 18


                  extraordinary step forward. And all the best to everyone at the new Yellow/Roadway Corporation.

                           BILL ZOLLARS:

                  Thanks, Logan.

                           JIM STALEY:

                  Thank you.

                           LOGAN CRAWFORD:

                  Absolutely.

                           BILL ZOLLARS:

                  Thanks, Jim.

                           JIM STALEY:

                  Thank you, Bill. (MUSIC)

                           * * *END OF SIDE A* * *

                           * * *SIDE B BLANK* * *

                           * * *END OF TRANSCRIPT* * *